7701 Independence Avenue
Kansas City, Missouri 64125

October 25, 2021
VIA EDGAR CORRESPONDENCE

Scott Stringer
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed March 9, 2021
Form 8-K filed August 12, 2021
File No. 001-38186

Dear Messrs. Stringer and Phippen:
This letter sets forth Custom Truck One Source, Inc.'s (the "Company," "we" or "our") responses to the comments received from the staff Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 14, 2021 with respect to the above referenced filings. The Staff's comments are set forth in bold, followed by the Company's response to each comment. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filings.
1. It is not appropriate to combine information for pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise all future filings to remove all combined financial information.
The Company acknowledges the Staff's comment and where combined information for pre- and post-transaction periods are presented, the Company will reflect all relevant pro forma adjustments required by Article 11 of Regulation S-X.
2. Reference is made to the many non-GAAP measures which exclude the impact of purchase accounting. Please provide detail of what each adjustment includes and the amount of each component. For each component of the adjustment please tell us how you considered whether you are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
In response to the Staff's request, the Company is providing below, detail of what each adjustment includes, including the amount of each component. The components of each adjustment relate to: (i) the elimination of the effect of the purchase accounting inventory step-up to fair value; (ii) the elimination of the incremental depreciation expense related to the purchase accounting step-up to the fair values of rental equipment and non-rental property and equipment; and, (iii) the elimination of the purchase accounting fair value adjustment included in cost of sold rental equipment, net of accumulated depreciation, on the date of each sale.

Securities and Exchange Commission
October 25, 2021

Equipment Rental Solutions (ERS) Segment
The table below presents the purchase accounting impact related to depreciation of non-rental property and equipment, the amortization of the step-up to the fair value of inventory and the cost of acquisition-date rental equipment sold subsequent to April 1, 2021.

(in $000s)
Historical depreciation of non-rental property and equipment	$534
Depreciation of fair value of non-rental property and equipment	(503)
Amortization of inventory fair value step-up	(1,332)
Purchase accounting fair value adjustment on equipment sold	(11,739)
$(13,040)
The table below presents the purchase accounting impact related to the allocation of the purchase price to the acquired rental fleet.

(in $000s)
Historical depreciation of rental equipment	$45,891
Depreciation of fair value of rental equipment	(50,422)
$(4,531)

Truck and Equipment Sales (TES) Segment
The table below presents the purchase accounting impact related to depreciation of non-rental property and equipment and the amortization of the step-up to the fair value of inventory.

(in $000s)
Historical depreciation of non-rental property and equipment	$790
Depreciation of fair value of non-rental property and equipment	(563)
Amortization of inventory fair value step-up	(5,541)
$(5,314)
Aftermarket Parts and Services (APS) Segment
The table below presents the purchase accounting impact related to depreciation of non-rental property and equipment and the amortization of the step-up to the fair value of inventory.

(in $000s)
Historical depreciation of non-rental property and equipment	$371
Depreciation of fair value of non-rental property and equipment	(347)
Amortization of inventory fair value step-up	(2,515)
$(2,491)
Consolidated Purchase Accounting Adjustment
The table below presents the components of the non-cash purchase accounting impact adjustments included in our reconciliation of consolidated net loss to consolidated Adjusted EBITDA. The adjustments eliminate the impact of purchase accounting related to the cost of rental equipment sold that received a step-up to fair value in purchase accounting and the amortization of the step-up to the fair value of inventory from the acquisition of Custom Truck LP.

	Three Months Ended June 30,		Six Months Ended June 30,
(in $000s)	2021	2020	2021	2020
Purchase accounting fair value adjustment on equipment sold	$11,999	$178	$12,052	$1,095
Amortization of inventory fair value step-up	9,388	—	9,388	—
	$21,387	$178	$21,440	$1,095
We respectfully advise the Staff that the Company considers the guidance and requirements contained in the Compliance and Disclosure Interpretations ("C&DI") issued by the SEC when preparing non-GAAP measures in its filings. With respect to the purchase accounting adjustments, the Company believes the exclusion of the impacts of purchase accounting is meaningful to investors because their exclusion provides a meaningful measure of historical acquisition cost. In the Company's industry, historical acquisition cost is referred to as original equipment cost, or

Securities and Exchange Commission
October 25, 2021

"OEC." OEC is a measure used by others in the Company's industry that is believed to be useful because of the varying methods an entity may use to acquire individual assets or groups of assets (such as through a business combination); therefore, use of OEC is believed to enhance comparability. Additionally, key performance measures including rental contract pricing, sales prices of used equipment and return on investment, are all based on OEC. Also, excluding the impact of the step-up to inventory value is believed to be a better measure of performance as the purchase accounting will impact a period of approximately six months from the date of the business combination. The Company respectively advises the Staff that we frequently receive inquiries from investors regarding the amount of purchase accounting fair value adjustments recognized in our statements of operations, especially as they relate to gross margins and how gross margins will be impacted in the future. Additionally, the provisions in our senior asset-based credit facility (the "ABL") and the indenture governing the 2029 Secured Notes exclude adjustments that result from the application of purchase accounting from the lenders' and investors' measures of the Company's operating performance. Based on our further evaluation of C&DI Question 100.04 related to non-GAAP measures, we will exclude purchase accounting adjustments from our non-GAAP measures in future filings, except as called for by C&DI Question 102.09. From our evaluation of Question 102.09, because our debt agreements are material agreements, we believe presentation of consolidated Adjusted EBITDA (as defined under those debt agreements) is appropriate.
3. Adjusted net working capital adjusts for current maturities of long-term debt, current portion of finance lease obligations and accrued interest expense. You should not exclude charges or liabilities that required or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA). Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise future filings or advise why your measure as presented is not prohibited.
The Company acknowledges the Staff's comment and where adjusted net working capital is included, we will revise the information to be compliant with Item 10(e)(1)(ii)(A) of Regulation S-K.
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Please feel free to contact me at +1-816-241-4888 if you have any questions regarding our responses above.

Sincerely,

/s/ Bradley Meader
Bradley Meader Chief Financial Officer